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Consent of Independent Registered Public Accounting Firm
The Board of Directors of Pembina Pipeline Corporation:

We consent to the use of:
•our report dated February 27, 2025, on the consolidated financial statements of Pembina Pipeline Corporation (the "Entity") which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements"), and
•our report dated February 27, 2025 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.
We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-261207 on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 27, 2025
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.